Exhibit 2.1

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of May 4, 2022, is entered into by and between Great Elm Capital Management, Inc., a Delaware corporation (“Buyer”), and Imperial Capital Asset Management, LLC, a Delaware limited liability company (“Seller”).  Buyer and Seller are each referred to herein as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, Seller is party to that certain Management Agreement (the “Management Agreement”), dated January 1, 2018, by and between Seller and Monomoy UpREIT, LLC, a Delaware limited liability company (“Monomoy UpREIT”);

WHEREAS, Seller acts as an investment manager and provides investment management, property management and other services to Monomoy UpREIT and Monomoy Properties REIT, LLC, a Delaware limited liability company (“Monomoy REIT”), and its portfolio of underlying properties (the “Business”) pursuant to the Management Agreement;

WHEREAS, in furtherance of the Transactions, concurrently with the Closing, GEG is entering into that certain Investment Agreement, with Monomoy UpREIT and Monomoy Properties II, LLC, a Delaware limited liability company (“Monomoy Properties II”), dated as of the date hereof (the “Investment Agreement”), pursuant to which GEG and/or one or more of its subsidiaries has agreed to make an incremental growth equity investment in Monomoy UpREIT and, if applicable, Monomoy Properties II in accordance with the terms thereof; and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Acquired Assets in exchange for the Purchase Price and the assumption of the Assumed Liabilities, on the terms and subject to the conditions described below in this Agreement.

NOW, THEREFORE, in consideration of these premises and the representations, warranties, covenants and agreements of this Agreement, the Parties agree as follows:

ARTICLE I
PURCHASE AND SALE OF THE ACQUIRED ASSETS

Section 1.1          Acquisition of the Acquired Assets.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller will sell, assign, convey, transfer and deliver to Buyer or its designee, and Buyer or its designee will acquire from Seller, free and clear of all Encumbrances, all of Seller’s right, title and interest in, to, and under the following assets, other than the Excluded Assets (collectively, the “Acquired Assets”):

(a)          the Management Agreement, except with respect to payments set forth as Excluded Assets, below;

(b)          all tangible personal property owned by Seller, if any, located at 295 Seven Farms Drive, Charleston SC, Suite 204, including all office equipment, computers, computer equipment, and all interests therein that are related thereto, but excluding all software and software licenses and any tangible personal property that constitutes an Excluded Asset (as defined below) or is otherwise non-transferable;

(c)          all Contractual Obligations of Seller and its Affiliates set forth on Schedule 1.1(c) (such scheduled items the “Assumed Contracts”);

(d)          copies of all personnel files for Transferring Employees, if any, to the extent permitted by Law;

(e)          all claims, causes of action, demands, defenses, privileges and rights of offset or counterclaim against third parties relating to any Acquired Asset or Assumed Liability;

(f)          all books and records related to the Business, including (i) all books and records for Monomoy REIT and its underlying properties, including side letters, conversion documents, internal and external diligence, title work and insurance, environmental assessments, valuation materials, underwriting reports and memorandums related thereto; and (ii) copies of all non-income Tax Returns with respect to the Acquired Assets (other than income Tax Returns (including related notes, worksheets, files, or documents) of Seller or its Affiliates); but excluding any personnel files or records of Transferring Employees, except as specifically transferred pursuant to this Agreement, with Seller retaining copies of all Acquired Assets described in clauses (i) and (ii) of this Section 1.1(f); and

(g)         the right to refer to the historical performance and track record of the Business; and

(h)         all assets, if any, specifically listed on Schedule 1.1(h).

Section 1.2          Excluded Assets.  Notwithstanding anything contained herein to the contrary, Buyer shall not assume any assets, properties or rights not specifically included as Acquired Assets in Section 1.1 (the “Excluded Assets”), including the following:

(a)          assets of Seller not specifically set forth in Section 1.1 or on Schedules 1.1(c), or 1.1(h);

(b)          all of Seller’s Cash;

(c)          all minute books, organizational documents, equity registers, and similar corporate records of Seller or any of its Affiliates;

(d)          all Contracts of Seller, including all software licenses, other than the Assumed Contracts;

(e)         all claims for and rights to receive refunds, rebates or similar payments of Taxes relating to any taxable period or portion thereof ending on or prior to the date of this Agreement, and all Tax Returns and all notes, worksheets, files, or documents relating thereto (other than Tax Returns (or related notes, worksheets, files, or documents) described in Section 1.1(f));

(f)          any insurance policies or insurance coverage maintained by Seller and, subject to Section 4.8, all rights of any nature with respect thereto (including all insurance recoveries thereunder and rights to assert claims with respect thereto);

(g)         all Benefit Plans and the assets thereof;

(h)         all accounts receivable, including the pro rata portion of management fees owed to Seller pursuant to the Management Agreement through the Closing Date;

(i)          subject to the rights granted under Section 1.1(g), the historical performance and track record of the Business; and

(j)          all rights of Seller under this Agreement, the Assignment and Assumption Agreement, and the Bill of Sale.

Section 1.3          Assumption of Certain Liabilities.  Subject to the terms and conditions of this Agreement, at the Closing, Buyer or its designee shall assume and agree to perform and discharge only the following Liabilities relating to the Acquired Assets and Seller’s operation of the Business (collectively, the “Assumed Liabilities”) to the extent not previously performed or discharged, and not others:

(a)          all Liabilities in respect of the Contractual Obligations that are to be performed after the Closing under the Assumed Contracts and the Management Agreement (including any losses arising after the Closing related thereto), but shall not include any Liabilities (i) attributable to any failure by Seller to comply under the terms of the Assumed Contracts or (ii) arising under the Assumed Contracts prior to the Closing; and

(b)          (i) all Liabilities to Transferring Employees relating to any period after the Closing Date with respect to wages or other employee benefits, workers’ compensation, severance, retention, termination or other similar payments, as well as any other employment-related Liabilities related to Transferring Employees for any period after the Closing Date and (ii) any

Liabilities to Transferring Employees relating to any transaction bonus or similar payment awarded by Buyer to such Transferring Employee, if any, which are payable as a result of the consummation of the Transactions. No assumption by Buyer of any of the Assumed Liabilities shall relieve or be deemed to relieve Seller from any Liability under this Agreement with respect to any representations or warranties or covenants made by Seller to Buyer.

Section 1.4          Retained Liabilities.  Except for the Assumed Liabilities, Buyer shall not assume pursuant to this Agreement or the Transactions, and shall have no liability for, any Liabilities of Seller, or any of its predecessors in interest, of any kind, character or description whatsoever (“Retained Liabilities”), all of which shall continue to be Liabilities of Seller.  Without intending to limit the generality or effect of the foregoing, Retained Liabilities shall include the following Liabilities of Seller and its respective predecessors in interest:

(a)          Liabilities related to any of Seller’s assets, properties or rights not specifically included as Acquired Assets in Section 1.1;

(b)         Liabilities arising in connection with, or relating to, Debt;

(c)         Liabilities for Excluded Taxes;

(d)         Liabilities arising in connection with, or relating to, the operation of the Business (including all obligations and performance requirements under the Assumed Contracts) prior to the Closing;

(e)          Liabilities (i) under or with respect to any Benefit Plan (for the avoidance of doubt, including any collective bargaining Contract), whenever arising, (ii) under or with respect to any Benefit Plan (for the avoidance of doubt, including any collective bargaining Contract) with respect to any Transferring Employee relating to any period prior to the Closing Date or (iii) to a Transferring Employee relating to any period prior to the Closing Date with respect to wages or other employee benefits, workers’ compensation, severance, retention, termination or other similar payments; and

(f)          Liabilities under, or in connection with the negotiation, execution, delivery or performance of, this Agreement, including fees and expenses of counsel, accountants, advisers and others.

Section 1.5          Purchase Price.

(a)          The aggregate purchase price payable by Buyer for the Acquired Assets and in consideration of the covenants of Seller contained herein shall be $10,000,000 (the “Purchase Price”), consisting of shares of GEG Common Stock, freely-transferable, registered GECC Common Stock and the issuance of the Promissory Note.

(b)          At the Closing, Buyer shall:

(i)          issue to Seller, 1,369,984 shares of GEG Common Stock, which represents 4.99% of the issued and outstanding shares of GEG Common Stock as of the Closing Date prior to giving effect to such issuance, for aggregate consideration of $2,479,672, as calculated based on a price per share of $1.81, which represents the volume weighted average of the closing sales price per share of GEG Common Stock for the 30 full consecutive trading days ending on April 14, 2022;

(ii)         transfer to Seller, a number of shares of GECC Common Stock currently held by GEG, for aggregate consideration of $1,250,000, at the same price per share that GECC Common Stock will be issued pursuant to GECC’s rights offering to be conducted following the date of this Agreement; and

(iii)        issue to Seller, the Promissory Note, in a principal amount equal to $6,270,328.

(c)          For U.S. federal and applicable state and local income tax purposes, the Purchase Price shall be allocated among the Acquired Assets as set forth below:

(i)          Buyer shall prepare an allocation of the Purchase Price for U.S. federal income tax purposes among the Acquired Assets in accordance with Section 1060 of the Code and any other provision of applicable Law (the “Initial Allocation Statement”).  Buyer shall provide the Initial Allocation Statement to Seller within 45 days after the Closing Date for its review and comment, and Seller shall have ten days to review the Initial Allocation Statement and provide comments to Buyer.  If Buyer does not object to any comments provided by Seller in such ten-day period, Buyer shall incorporate such comments into the Initial Allocation Statement and shall deliver a finalized allocation of the Purchase Price to Seller within five days after the receipt of such comments.  If Buyer objects to any comments provided by Seller, Buyer and Seller shall work together in good faith to resolve any such disputes promptly and agree on a finalized allocation of Purchase Price among the Acquired Assets.  The finalized allocation of Purchase Price among the Acquired Assets, as agreed to by Buyer and Seller pursuant to this Section 1.5(c)(i), is referred to as the “Allocation Statement.”

(ii)        Buyer and Seller each shall (and shall cause their respective Affiliates to): (A) be bound by the Allocation Statement (as adjusted to take into account any Assumed Liabilities or capitalized costs of Buyer or Seller, as the case may be) for purposes of determining any Taxes; (B) prepare and file all Tax Returns (including IRS Form 8594) in accordance with the Allocation Statement (as adjusted to take into account any Assumed Liabilities or capitalized costs of Buyer or Seller, as the case may be); (C) cooperate in the filing of any Tax Returns or other forms (including IRS Form 8594) required to be filed with regard to the Allocation Statement, including any amendments to such Tax Returns or other forms required pursuant to any applicable Law or this Agreement; and (D) take no position that is inconsistent with the Allocation Statement (as adjusted to take into account any Assumed Liabilities or capitalized costs of Buyer or Seller, as the case may be) on any applicable Tax Return or other forms or in any Tax Claim or other Action, in each case, except as otherwise required by applicable Law.

Section 1.6          Earnout Payment.

(a)         Subject to Buyer’s rights to offset in accordance with Article V, the Earnout Payments as set forth in this Agreement, Seller shall be eligible to receive earnout payments payable by Buyer in an aggregate amount of up to $2,000,000 (the “Earnout Payments”) as determined in accordance with Schedule 1.6. Any Earnout Payment, if paid, shall be treated as an adjustment to the Purchase Price for tax purposes, except as otherwise required by applicable Law. Any Earnout Payment, if payable, shall be paid in accordance with the terms set forth on Schedule 1.6.

(b)        Notwithstanding anything to the contrary in this Agreement and subject to the limitations set forth in Article V, the obligation of Buyer to make any Earnout Payment shall be qualified in its entirety by the right of Buyer to reduce the amount of such Earnout Payment in accordance with Article V.

(c)         Nothing in this Section 1.6 shall limit in any manner (i) Buyer’s ability to operate the Business and use the Acquired Assets in whatever manner Buyer may deem appropriate, and which is in the best interest of Buyer's equityholders, (ii) Buyer’s ability to take any actions that may be required pursuant to any agreement to which Buyer or its Affiliates is a party or otherwise bound by and which applies to and broadly affects Buyer’s business operations in addition to the Business or (iii) any actions that may be required in connection with any bankruptcy, insolvency or other reorganization of Buyer and its operations; provided, however, that (x) Buyer shall act in good faith with respect to the matters set forth in this Section 1.6 and shall not take, or instruct its representatives to take, any action the purpose of which is to reduce any Earnout Payment or result in any Earnout Payment not to be earned and (y) until the expiration of the Year 2 Earnout Period (as defined in Schedule 1.6), Buyer will at all times maintain books and records to enable the calculation of the Earnout Payment.

Section 1.7          Closing.  The consummation of the Transactions (the “Closing”) shall take place simultaneously with the execution of this Agreement.  The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.8          Closing Deliveries.

(a)          At or prior to the Closing, Seller will deliver or cause to be delivered to Buyer, in form and substance reasonably acceptable to Buyer:

(i)         one or more bill of sale conveying to Buyer title to the Acquired Assets not otherwise addressed in this Section 1.8 (the “Bill of Sale”);

(ii)         an Assignment and Assumption Agreement assigning to Buyer all of Seller’s right, title and interest in, to and under the Assumed Contracts (the “Assignment and Assumption Agreement”);

(iii)         a Services Agreement, pursuant to which Seller will provide, or cause to be provided, to Buyer certain services following the Closing (the “Services Agreement”);

(iv)         written consent of Seller to the transfer and assignment of the Management Agreement;

(v)         a properly completed and executed IRS Form W-9 from Seller; provided, however, that Buyer’s only remedy for Seller’s failure to provide such IRS Form W-9 is to withhold on payments to the Seller in accordance with Section 1.9;

(vi)         a certificate, signed by an officer or manager of Seller, attesting to the completion of all necessary company action by Seller to execute and deliver this Agreement and the Ancillary Agreements and to consummate the Transactions;

(vii)         the Employment Agreements, duly executed by each of Chris Macri and Paul Alotta; and

(viii)         a Registration Rights Agreement (the “Registration Rights Agreement”), providing for the registration for resale in a registered offering of the shares of GEG Common Stock being issued pursuant to the terms of this Agreement, on the terms and subject to the conditions set forth in the Registration Rights Agreement.

(b)          At or prior to the Closing, Buyer will deliver or cause to be delivered, in form and substance reasonably acceptable to Seller:

(i)          a certificate, signed by an officer of Buyer, attesting to the completion of all necessary corporate action by Buyer to execute and deliver this Agreement and the Ancillary Agreements, to issue and deliver the shares of GEG Common Stock referenced in Section 1.5(b)(i) to Seller, to transfer and deliver the shares of GECC Common Stock referenced in Section 1.5(b)(ii) to Seller, and to consummate the Transactions;

(ii)         the Promissory Note, duly executed by Buyer;

(iii)        the Assignment and Assumption Agreement, duly executed by Buyer;

(iv)         the Services Agreement, duly executed by Buyer;

(v)          the Employment Agreements, duly executed by Buyer or one of its Affiliates; and

(vi)       the Registration Rights Agreement, duly executed by Buyer.

Section 1.9          Withholding.  Buyer, Buyer’s Affiliates and any of their agents may deduct and withhold from the consideration or other payments otherwise payable in connection with the Transactions, this Agreement or any Ancillary Agreement, such amounts of Taxes as Buyer, Buyer’s Affiliates or any of their agents, as applicable, are required to deduct or withhold with respect to the making of such payment under applicable Law; provided, however, that if Buyer, Buyer’s Affiliates, or any of their agents determine that any such deduction or withholding is required, the applicable withholding agent shall provide Seller with at least five days’ prior written notice of Buyer’s intended withholding, and such applicable withholding agent shall use commercially reasonable efforts to assist Seller to reduce or eliminate such withholding.  Any amounts deducted and withheld in accordance with this Section 1.9 and paid to the applicable Governmental Entity will be treated for all purposes of this Agreement as having been delivered and paid to the Person in respect of which such deduction and withholding was made.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Schedules, each of which exceptions, in order to be applicable to any particular representation or warranty, will specifically indicate the Section or subsection of this Article II, to which it relates (except to the extent the applicability to such Section or subsection is otherwise readily apparent on its face), Seller hereby represents and warrants to Buyer as follows:

Section 2.1          Organization; Due Authorization and Enforceability.  Seller is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted.  Seller has all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which Seller is a party and to perform Seller’s obligations hereunder and thereunder, and this Agreement and such Ancillary Agreements have been duly and validly executed and when executed and delivered to Buyer and the other Parties hereto and thereto constitute valid and legally binding obligations of Seller, enforceable against Seller in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).  The execution, delivery and performance by Seller of this Agreement and each Ancillary Agreement to which Seller is a party and the performance by Seller of Seller’s obligations hereunder and thereunder have been duly and validly authorized by all requisite action on behalf of Seller.

Section 2.2          Consents and Approvals.  Except for the Consents set forth on Schedule 2.2, no Consent is required to be obtained by Seller from, or to be given by Seller to, or made by Seller with, any Governmental Entity or other Person in connection with the execution, delivery and performance by Seller of this Agreement or the Ancillary Agreements, other than Consents which, if not obtained, would not reasonably be expected to materially impair the consummation of the Transactions.

Section 2.3          Non-Contravention.  The execution, delivery and performance by Seller of this Agreement and each Ancillary Agreement to which Seller is a party, and the consummation of the Transactions, does not and will not (a) violate any provision of its organizational documents, (b) conflict with, or result in the breach of, or constitute a default under, any Contract to which Seller is a party or bound, or result in the creation of any Encumbrance upon any of the material assets or properties of Seller or the Acquired Assets, or (b) violate any Law to which Seller is subject or the Acquired Assets are bound, other than conflicts, breaches, defaults, or violations that, individually or in the aggregate, would not reasonably be expected to materially impair the Transactions.

Section 2.4          Title of Assets.  Seller owns good and valid title to, or a valid leasehold interest in, or a valid license to use, all of Acquired Assets, free and clear of all Encumbrances.

Section 2.5          Litigation.  There is no, and there has not been any, Action pending or, to Seller’s Knowledge, threatened, against Seller relating to the Transactions or the Acquired Assets, and, to Seller’s Knowledge, there is no valid basis for any such Action.  No Action has been commenced or threatened by Seller with respect to the Transactions or the Acquired Assets.

Section 2.6          Investment Management Agreement.

(a)          Seller has provided to Buyer a true, correct and complete copy of the Management Agreement, together with all amendments thereto.

(b)          Seller had all necessary power and authority and was capable of entering into the Management Agreement.

(c)          The Management Agreement is a legal, valid and binding obligation of Seller, is in full force and effect and is enforceable against each party thereto in accordance with the terms thereof.

(d)          Except as set forth on Schedule 2.6, there are no (i) amounts or payments payable to Seller or (ii) amounts or payments payable by Seller to any third parties, in each case, under the Management Agreement.

(e)          There are no outstanding Liabilities under the Management Agreement.

(f)         The Management Agreement is the only agreement related to the providing of investment services or any services of a similar kind to the counterparty thereunder.  There are no side letters, agreements or other arrangements or any events or conditions that (i) would change or limit the fees payable to Seller under the Management Agreement or prohibit Buyer from charging a property management fee following the Closing or (ii) would permit any investors to redeem from Monomoy Properties, LLC (“Monomoy Properties”) or Monomoy UpREIT, other than (x) on the terms set forth in the operating agreement for Monomoy Properties or Monomoy UpREIT, as applicable or (y) as part of the Transactions.

(g)         There does not exist under the Management Agreement any violation, breach or event of default, on the part of Seller or any other party thereto.  There is no event, occurrence, condition or act (including the consummation of the Transactions) that, with or without the giving of notice or the passage of time (or both), could become a default or event of default on the part of Seller under the Management Agreement.

(h)          Seller has not assigned, transferred or delegated, or granted any options to, any of its rights, title or interest under the Management Agreement.

Section 2.7          Real Property.  A true, correct and complete copy of the Office Lease has been provided to Buyer. Seller has a valid and subsisting leasehold estate in, and enjoys peaceful and undisturbed possession of, the real property leased by it pursuant to the Office Lease.  The Office Lease is in full force and effect and, to the Knowledge of Seller, is enforceable against each party thereto in accordance with the express terms thereof.  There does not exist under the Office Lease any violation, breach or event of default, on the part of Seller or, to the Knowledge of Seller, any other party thereto.  All rent and other sums and charges currently due under the Office Lease have been paid or will be paid within the applicable notice and grace period. The rental set forth in the Office Lease is the actual rental being paid, and there are no separate agreements or understandings with respect to the same.

Section 2.8          Tax Matters.

(a)         All material Tax Returns required to be filed with respect to the Acquired Assets have been timely filed (taking into account validly obtained extensions of time to file such Tax Returns), and all such Tax Returns were true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws.  All material Taxes required to be paid with respect to the Acquired Assets have been timely paid (regardless of whether or not any such Taxes were shown as due and owing on a Tax Return).

(b)         There are no audits, examinations, or judicial or administrative proceedings relating to Taxes ongoing, pending or to the Knowledge of Seller, threatened against or with respect to the Acquired Assets.  No deficiencies for Taxes or other assessments relating to Taxes have been claimed in writing against or with respect to the Business or the Acquired Assets, or to the Knowledge of Seller, threatened, proposed or assessed against or with respect to the Business or the Acquired Assets, in each case, that have not been paid, settled or otherwise resolved in full.

(c)          There are no Encumbrances for Taxes upon any of the Acquired Assets (other than Permitted Encumbrances).

(d)         None of the Acquired Assets are (i) tax-exempt use property under Section 168(h) of the of the Code, (ii) tax-exempt bond financed property under Section 168(g) of the Code, (iii) limited use property under IRS Revenue Procedure 2001-28, (iv) treated as owned by any other Person under Section 168 of the Code or (v) subject to a “section 467 rental agreement” as defined in Section 467 of the Code.

(e)          Seller has not waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency relating to the Acquired Assets (other than as a result of an extension of time to file a Tax Return obtained in the ordinary course of business).

(f)          Seller is not currently entitled to any material Tax incentive, deferral, holiday or abatement arrangement with any Governmental Entity with respect to the Acquired Assets or the Business.

Section 2.9          Labor Matters.

(a)          Schedule 2.9 contains a true and complete list of (i) the Transferring Employees, (ii) position/title, (iii) the base salary of each such Transferring Employee, (iv) union affiliation, (v) work location, (vi) classification by Seller as exempt or non-exempt, and (vii) active or inactive status.  None of the Transferring Employees are on short-term or long-term disability, military, medical or other unscheduled unpaid leave.  For the purposes of this Article II, any employee on Schedule 2.9 that does not accept an Offer Letter pursuant to Section 4.9 will be deemed excluded from Schedule 2.9 and, for the avoidance of doubt, no representations andÐarranties made by Seller with respect to “Transferring Employees” shall apply to such excluded employee.

(b)          Seller is in compliance in all material respects with all applicable employment and labor Laws.

(c)          No pending action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed or commenced against Seller and, during the prior four years, Seller has not received any written notice alleging any failure to comply with any employment and labor Laws in respect of any Transferring Employee.  There is no unfair labor practice complaint or charge of employment discrimination pending against Seller or, to the Knowledge of Seller, threatened with respect to any Transferring Employee before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Fair Employment and Housing or any other federal, state, local or foreign court or Governmental Entity.

(d)         (i) Seller is not a party to or bound by any union contract, collective bargaining agreement or other similar type of contract covering the Transferring Employees, (ii) Seller has not agreed to recognize any union or other collective bargaining representative with respect to the Transferring Employees, (iii) no union or collective bargaining representative has been certified as representing the Transferring Employees and (iv) to the Knowledge of Seller, no organizational attempt has been made or threatened by or on behalf of any labor union or collective bargaining unit with respect to the Transferring Employees.

(e)         Seller has not experienced any labor strike, slowdown or stoppage or any other labor difficulty during the past five years and, to the Knowledge of Seller, there are no facts or circumstances that may lead to any such concerted labor dispute, in each case, involving any Transferring Employees.

Section 2.10        Benefit Plans.

(a)          Seller has provided to Buyer, or will provide to Buyer promptly after Closing, a true and complete list of each Benefit Plan.

(b)         The execution and performance of this Agreement will not accelerate the time of payment or vesting, or increase the amount of compensation due to any Transferring Employee (or dependents of such Persons).

Section 2.11         Information Technology.

(a)          The physical IT Assets of Seller located at 295 Seven Farms Drive, Charleston SC, Suite 204 being conveyed to Buyer operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Seller, and have not materially malfunctioned or failed.  To the Knowledge of Seller, such IT Assets do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults or other devices or attributes that (i) enable or assist any Person to access without authorization such IT Assets or (ii) otherwise materially and adversely affect the functionality of such IT Assets.  To the Knowledge of Seller, no Person has gained unauthorized access to such IT Assets.

(b)         Seller has taken reasonable measures, directly or indirectly, to ensure the confidentiality, privacy and security of employee, customer financial and other confidential information.

Section 2.12        Investment Only.

(a)        Seller is a “qualified purchaser” within the meaning of Section 2(a)(51) of the Investment Company Act of 1940 and is otherwise financially sophisticated and has such knowledge and experience in financial and business matters that Seller is capable of evaluating the merits and risks of the prospective investment in the shares of GEG Common Stock and GECC Common Stock and Seller is able to bear the risks associated with an investment in the shares of GEG Common Stock and GECC Common Stock.

(b)         In evaluating the suitability of an investment in the shares of GEG Common Stock and GECC Common Stock, neither Seller nor any of its Affiliates have been furnished with, or have relied upon, any representations, warranties or other information (whether oral or written) other than as expressly set forth in this Agreement and in the publicly available information in their respective SEC Reports.  None of Buyer, GEG, GECC, or any of their respective Affiliates has furnished to Seller or any of its Affiliates, and neither Seller nor any of its Affiliates have relied upon, any advice or other consultation from GEG, GECC or any of their respective Affiliates directly regarding the suitability of an investment in GEG or GECC, as applicable, including with regard to any Tax treatment of the Transactions or any Ancillary Agreement.  Seller has discussed with its professional legal, Tax and financial advisors, to the extent it deemed appropriate, the suitability of the investment in GEG and GECC for Seller’s particular Tax and financial situation.

(c)         Seller has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquiring the shares of GEG Common Stock and GECC Common Stock.  Seller is familiar with the business and financial condition and operations of GEG and GECC, all as generally described in their respective SEC Reports.  Seller has had adequate opportunity to ask questions of, and receive answers from, GEG’s and GECC’s officers, employees, agents, accountants, and representatives concerning the respective businesses, operations, financial condition, assets and liabilities of GEG and GECC, and all other matters relevant to Seller’s investment in the shares of GEG Common Stock and GECC Common Stock and has had access to such information as Seller deemed necessary to make an informed investment decision concerning the shares of GEG Common Stock and GECC Common Stock.

(d)         Seller understands and accepts that the investment in the shares of GEG Common Stock and GECC Common Stock involves various risks, including the risks outlined in their respective SEC Reports.  Seller is able to bear any loss associated with an investment in the shares of GEG Common Stock and GECC Common Stock.

(e)         Without limiting Section 4.4, (i) Seller will acquire its shares of GEG Common Stock for investment only, and not with a view toward or for sale in connection with any distribution thereof or with any present intention of distributing or selling any interest therein, (ii) Seller understands that the sale of the shares of GEG Common Stock hereunder have not been and will not be registered or qualified under the Securities Act nor any state or any other applicable securities Law, by reason of a specific exemption from the registration or qualification provisions of those Laws, based in part upon Seller’s representations in this Agreement and (iii) Seller understands that no shares of GEG Common Stock which it acquires may be resold unless such resale is registered under the Securities Act and registered or qualified under applicable state securities Laws or an exemption from such registration and qualification is available.

Section 2.13        Finders’ Fees.  There is no investment banker, broker or other finder that has been retained by or is authorized to act on behalf of Seller or any of its Affiliates who might be entitled to any fee or commission from Seller or any of its Affiliates in connection with the Transactions.

Section 2.14        No Other Representations and Warranties.  NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, SELLER ACKNOWLEDGES THAT BUYER DOES NOT MAKE ANY REPRESENTATION OR WARRANTY HEREUNDER WITH RESPECT TO ANY MATTER, EVENT, TRANSACTION, AGREEMENT, ACT OR OMISSION OCCURRING OR IN EXISTENCE PRIOR TO THE CLOSING DATE (OTHER THAN THE REPRESENTATIONS AND WARRANTIES MADE IN THIS AGREEMENT AND THE OTHER DOCUMENTS CONTEMPLATED HEREBY), AND SELLER HEREBY ACKNOWLEDGES THAT BUYER DISCLAIMS ANY SUCH OTHER REPRESENTATION OR WARRANTY.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Seller as follows:

Section 3.1         Organization, Due Authorization and Enforceability.  Buyer is a Delaware corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Buyer has all necessary power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and to perform its obligations hereunder and thereunder, and this Agreement and such Ancillary Agreements have been duly and validly executed and when executed and delivered by Seller and the other parties hereto and thereto constitute valid and legally binding obligations of Buyer, enforceable against Buyer in accordance with their terms, subject to the Bankruptcy and Equity Exception.  The execution, delivery and performance by Buyer of this Agreement and each Ancillary Agreement to which Buyer is a party and the performance by Buyer of Buyer’s obligations hereunder and thereunder have been duly and validly authorized by all requisite action on behalf of Buyer.

Section 3.2         Consents and Approvals.  No Consent is required to be obtained by Buyer from, or to be given by Buyer to, or made by Buyer with, any Governmental Entity in connection with the execution, delivery and performance by Buyer of this Agreement or any Ancillary Agreement to which Buyer is a party.

Section 3.3          Non-Contravention.  The execution, delivery and performance by Buyer of this Agreement and each Ancillary Agreement to which Buyer is a party, and the consummation of the Transactions, does not and will not (a) violate any provision of the organizational documents of Buyer, (b) conflict with, or result in the breach of, or constitute a default under, any Contract to which Buyer is a party or bound, or result in the creation of any Encumbrance upon any of the material assets or properties of Buyer, or (c) violate any Law to which Buyer is subject, other than conflicts, breaches, defaults, or violations that, individually or in the aggregate, would not reasonably be expected to materially impair the Transactions.

Section 3.4          Shares of Common Stock.

(a)          As of the date of this Agreement, each share of GEG Common Stock issued to Seller as contemplated herein is duly authorized and, upon delivery to Seller hereunder, shall be validly issued, fully paid and nonassessable.

(b)          As of the date of this Agreement, each share of GECC Common Stock that is being transferred to Seller as contemplated herein will be (i) transferred to Seller free and clear of all Encumbrances and (ii) registered for resale or qualified for distribution, or exempt from or not subject to any requirement for registration or qualification from distribution, such that such shares of GECC Common Stock will be freely tradeable without restrictions.

Section 3.5          SEC Filings.  All SEC Reports of GEG (a) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (b) did not, as of their respective effective dates (in the case of SEC Reports of GEG that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports of GEG) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 3.6          Financial Statements.  The financial statements and notes of GEG contained or incorporated by reference in the SEC Reports of GEG, fairly present in all material respects the financial position and the results of operations, changes in stockholders’ equity, and cash flows of GEG at the respective dates of and, for the periods referred to in such financial statements, all in accordance with (a) GAAP methodologies applied on a consistent basis throughout the periods involved and (b) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto, for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable, and for year-end audit adjustments applied consistent with past practice, none of which are or would be material, individually or in the aggregate).

Section 3.7          Finders’ Fees.  There is no investment banker, broker or other finder that has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates who might be entitled to any fee or commission from Buyer or any of its Affiliates in connection with the Transactions.

Section 3.8         No Outside Reliance.  Buyer acknowledges that neither Seller nor any of its Affiliates or representatives shall have any liability to Buyer or any of its Affiliates or representatives resulting from the use of any information, projections, forecasts and other documents or materials made available to them, whether orally or in writing, in any confidential memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the transactions contemplated by this Agreement unless specifically warranted pursuant to this Agreement or any Ancillary Agreement.

Section 3.9          No Other Representations and Warranties.  NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, BUYER ACKNOWLEDGES THAT SELLER DOES NOT MAKE ANY REPRESENTATION OR WARRANTY HEREUNDER WITH RESPECT TO ANY MATTER, EVENT, TRANSACTION, AGREEMENT, ACT OR OMISSION OCCURRING OR IN EXISTENCE PRIOR TO THE CLOSING DATE (OTHER THAN THE REPRESENTATIONS AND WARRANTIES MADE IN THIS AGREEMENT AND THE OTHER DOCUMENTS CONTEMPLATED HEREBY), AND BUYER HEREBY ACKNOWLEDGES THAT SELLER DISCLAIMS ANY SUCH OTHER REPRESENTATION OR WARRANTY.

ARTICLE IV
COVENANTS

Section 4.1          Tax Matters.

(a)          The Parties intend that the purchase and sale of the Acquired Assets pursuant to this Agreement shall be exempt from sales and use taxes under Cal. Rev. & Tax. Code Section 6367. Notwithstanding the immediately preceding sentence, if any Transfer Taxes do arise, each Party shall be responsible for 50% of such Transfer Taxes.  If either Party is required by applicable Law to pay any Transfer Taxes, the non-paying Party shall promptly reimburse the paying Party for the non-paying Party’s share of such Transfer Taxes no fewer than two days prior to the date that such Transfer Taxes are due by the paying party to the applicable Governmental Entity.  The Parties shall reasonably cooperate with respect to Transfer Taxes, including (A) joining in the preparation and signing of any Tax Returns relating to Transfer Taxes and (B) taking all commercially reasonable actions to obtain an exemption from, or reduction in, any Transfer Taxes.

(b)         To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes among the Straddle Period, (i) with respect to property, ad valorem, intangible, and other periodic Taxes imposed or assessed directly against the Acquired Assets or the Business (excluding, for the avoidance of doubt, Transfer Taxes), the portion of any such Taxes that is attributable to the portion of such Straddle Period that ends on the Closing Date shall be equal to the product obtained by multiplying (A) the amount of such Taxes for the entire Straddle Period, and (B) a fraction, the numerator of which is the number of days up to and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) with respect to other Taxes that are imposed or assessed directly against the Acquired Assets or the Business, the portion of any such Taxes that are attributable to the portion of such Straddle Period that ends on the Closing Date shall be computed as if the applicable taxable period ended at the end of the day on the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.

(c)         Seller and Buyer shall cooperate reasonably in (i) preparing and filing all Tax Returns with respect to the Acquired Assets or the Business, including, upon the other Party’s request and at its expense, the furnishing or making available during normal business hours of records, personnel (as reasonably required, including to sign Tax Returns), books of account, powers of attorney and other materials reasonably necessary or helpful for the preparation of such Tax Returns, (ii) giving the other Parties timely written notice of any inquiries, disputes, audits, examinations or similar Actions relating to Taxes (a “Tax Claim”) with respect to the Acquired Assets or the Business for which such other Parties may be responsible or which reasonably could be expected to adversely affect the other Parties and (iii) resolving any Tax Claims.

(d)         The Parties hereby waive compliance with the provisions of any applicable bulk sale or bulk transfer Laws of any jurisdiction that may otherwise be applicable with respect to the purchase and sale of the Acquired Assets hereunder; provided, that such waiver shall not impact Buyer’s right to indemnification for any Retained Liabilities under Section 6.1(a)(iv).

(e)         Any Tax refunds that are received (or, in the case of a Straddle Period, that would have been received if the Straddle Period ended on the end of the Closing Date) by Buyer or any of its Affiliates, and any amounts credited against any Tax to which Buyer or any of its Affiliates  become entitled, that relate to any Pre-Closing Tax Period (or the portion of any Straddle Period ending on the end of the Closing Date) shall be for the account of Seller, and Buyer shall pay over to Seller, as additional purchase price under this Agreement, any such refund or the amount of any such credit, less any reasonable, out-of-pocket fees and expenses (including Taxes) incurred by Buyer or any of its Affiliates in connection with the pursuit or as a result of the receipt of any such Tax refund or credit) within 15 days after receipt or entitlement thereto.  At Seller’s sole expense and written request, Buyer shall timely and properly prepare, or cause to be prepared, and file, or cause to be filed, any claim for refund, amended Tax Return, or other Tax Return required to obtain any available Tax refunds from any Pre-Closing Tax Period.

Section 4.2          Further Assurances.  From time to time after the Closing, each Party will promptly execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, any assurances or documents or instruments of transfer, or take, or cause to be taken, all such further or other action, as reasonably requested by any other Party to consummate the Transactions.  Seller shall provide all cooperation reasonably requested by Buyer in connection with any effort by Buyer to establish, perfect, defend, or enforce its rights in or to the Acquired Assets, including executing further consistent assignments, transfers and releases, and causing its representatives and agents to provide good faith testimony by affidavit, declaration, deposition or other means.  Without limiting the foregoing, Seller (a) will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, supplier, distributor or customer of Seller or other Person with whom Seller has a relationship relating to the Acquired Assets from maintaining the same relationship with Buyer after the Closing as it maintained with Seller prior to the Closing, (b) will refer all inquiries relating to the Business or the Acquired Assets to Buyer from and after the Closing and (c) will, and will cause its Affiliates and their respective representatives and other agents to, cooperate and assist Buyer with an orderly transition of the Acquired Assets to Buyer.

Section 4.3          Assignment of Contracts; Partial Rent.

(a)         Any and all amounts received or collected by or for the benefit or account of Seller from and after the Closing (i) attributable to, or in respect of, any Acquired Asset and (ii) which became the property of Buyer as a result of the consummation of the Transactions, shall be promptly (and in any event within ten Business Days of its receipt or collection) paid by Seller to Buyer, any and all such amounts so received or collected by wire transfer of immediately available funds shall be delivered to an account specified by Buyer or by other means acceptable to Buyer.

(b)         If any required Consent for any Assumed Contract is not obtained, such Contract will not be assigned (each, a “Non-Assigned Contract”), but during the term of the Non-Assigned Contract (not including any renewal term) Seller will use commercially reasonable efforts to keep such Non-Assigned Contract in effect and, to the extent reasonably practicable, enter into arrangements to deliver to Buyer the benefit of the Non-Assigned Contract to the same extent as if it had been assigned (including the economic benefit of such Contract), including using commercially reasonable efforts to preserve any rights under such Non-Assigned Contract for the benefit of Buyer.  From and after the Closing, Buyer will pay, perform and discharge, in a timely manner and in accordance with the terms thereof, any obligations of Seller to the extent arising out of, in connection with or relating to any Non-Assigned Contract, but solely to the extent Buyer receives the benefit of such Non-Assigned Contract as if such contract had been assigned to Buyer.

(c)        If any rent payments have been made by Seller in respect of the Office Lease for any period after the Closing Date, Buyer shall promptly (and in any event within twenty Business Days of the Closing Date) deliver the amount of such payments to an account specified by Seller.

Section 4.4          Registration Statement.  As soon as reasonably practicable following the Closing, GEG will file with the SEC a registration statement (the “Registration Statement”) registering the resale by Seller of the shares of GEG Common Stock being issued pursuant to the terms of this Agreement, and GEG shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable after the filing thereof.  GEG’s obligations to include such shares in the Registration Statement are contingent upon Seller furnishing in writing to GEG such information regarding such Parties as shall be reasonably requested by GEG to effect such registration, and shall execute such documents in connection with such registration as GEG may reasonably request that are customary of a selling stockholder in similar situations.  GEG may delay the filing of the Registration Statement or suspend the use thereof if it reasonably determines that in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act.

Section 4.5          Public Disclosure.  Except to the extent required by any applicable Law, Buyer and Seller shall consult prior to the making of any public announcement or to issuing any notice in respect of this Agreement or the Transactions, and shall use their reasonable efforts to agree upon a mutually satisfactory text.  Notwithstanding the foregoing, each of the Parties hereby agrees that no such disclosure shall include the Purchase Price. In the event that any disclosure is required by applicable Law, to the extent permissible and practical, the Parties will consult and advise with one another regarding, and prior to making, such disclosure.  For the avoidance of doubt, the Parties acknowledge and agree that in no event shall references in Buyer’s Affiliates’ filings with the U.S. Securities and Exchange Commission as to Buyer’s investment in the Business and the Acquired Assets and the value thereof shall not be deemed to be relate to this Agreement or any term hereof.

Section 4.6          Restrictive Covenants.

(a)          Seller acknowledges that (i) during the course of Seller’s relationship with the Business and the Acquired Assets (which relationship includes the operation of the Business), Seller has produced or may produce and had access and will have access to confidential information relating to the Business, including information relating to financial statements, clients, customers, potential clients or customers, employees, suppliers, equipment, designs, drawings, programs, strategies, analyses, profit margins, sales, methods of operation, plans, products, technologies, materials, trade secrets, strategies, prospects or other proprietary information (“Confidential Information”), and (ii) the unauthorized use or disclosure of any Confidential Information at any time would constitute unfair competition with Buyer and would deprive Buyer of the benefits of this Agreement and the Transactions.  Seller shall, and shall cause its respective representatives and Affiliates to, hold in confidence the Confidential Information and will not, directly or indirectly, disclose, publish or otherwise make available any of the Confidential Information to the public or to any Person or use any of the Confidential Information for Seller’s own benefit or for the benefit of any other Person, other than Buyer and its respective Affiliates or to Seller’s attorneys, accountants or other advisors; provided, however, that Seller may disclose Confidential Information if, but only to the extent, required to do so by Law, provided, however, that in such case, Seller shall provide Buyer with prior written notice thereof so that Buyer may seek an appropriate protective Order or other appropriate remedy, and Seller shall reasonably cooperate with Buyer in connection therewith and provided, further, that, in the event that a protective Order or other remedy is not obtained, Seller shall furnish only that portion of such information which, in the opinion of its outside counsel, Seller is legally compelled to disclose and shall exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any such information so disclosed.

(b)        For a period of two (2) years commencing on the Closing Date (the “Restricted Period”), Seller shall not, and shall not permit its Affiliates to, engage in any of the following activities, either directly or indirectly (individually, or through or on behalf of another Person):

(i)          hire, solicit, encourage, or engage in any activity to induce any employee of GEG or its Subsidiaries (including the Transferring Employees) who provides services to the Business to terminate his or her employment with GEG or any of its Subsidiaries, or to become employed by or to enter into a legally enforceable business relationship with any other Person, except that the foregoing restriction shall not include (i) general solicitation which is not directed specifically to any of the aforementioned employees and (ii) any person who has not been an employee of GEG or its Subsidiaries for at least two (2) years; or

(ii)        solicit, encourage, or engage in any activity to induce any existing investor in the Business to (A) terminate his, her or its relationship with Buyer or any Affiliate, (B) limit, curtail, cancel or terminate its investment in the Business or (C) invest or otherwise participate in an investment in an industrial-focused real estate investment trust with any other Person; provided, however, that the foregoing restriction shall not preclude Seller from soliciting such investors for other investments in Monomoy REIT or any other real estate investment trust sponsored by GEG or its Subsidiaries or other investment products not related to or competitive with the Business.

(c)         During the Restricted Period, Seller shall not, and shall not permit its Affiliates to, either directly or indirectly (individually, or through or on behalf of another Person) establish, engage, own, manage, operate, join or control, or participate in the establishment, ownership, management, operation or control of, or be a director, officer, manager, employee, trustee, salesman, agent or representative of, or be a consultant to, any Person that competes with the Business or the provision of management and other services to industrial-focused real estate investment trusts (collectively, the “Restricted Business”) in the Territory, now or in the future, except that Seller or its Affiliates may (i) own, directly or indirectly, solely as a passive investment, securities of any Person traded on any national securities exchange if Seller or the applicable Affiliate is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own five percent or more of any class of securities of such Person; (ii) serve as director of any entity that is not in competition with the Restricted Business; and (iii) retain ownership positions and directorships of businesses described in this Section 4.6(d) which are in existence as of the Closing Date and have been disclosed to Buyer, and continue to manage such positions and directorships in a manner consistent with past practices.  For the avoidance of doubt, nothing in the foregoing shall prohibit Seller from managing other investment funds that are not industrial-focused real estate investment trusts or do not otherwise compete with Buyer or the Business for real estate properties.

(d)        If, at the time of enforcement of the covenants contained in this Section 4.6 (the “Restrictive Covenants”), a Governmental Entity shall hold that the duration, scope or area restrictions stated herein are unreasonable under the circumstances then existing, the Parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by applicable Law.  Each Party has consulted with legal counsel regarding the Restrictive Covenants and based on such consultation has determined and hereby acknowledges that the Restrictive Covenants are reasonable in terms of duration, scope and areas restrictions and are necessary to protect the value of the Business and the substantial investment made by Buyer.  Each Party further agrees that it will not challenge the reasonableness of the duration, scope and area restrictions in any Action with respect to the Restrictive Covenants, regardless of who initiates such Action.

Section 4.7          Access to Records Post-Closing.  For a period of seven years after the Closing Date (or, in the case of Tax Returns and other Tax-related documentation, during the period prior to the expiration of the applicable statute of limitations), the Parties shall afford one another and their respective representatives and agents reasonable access to all of the books and records related to the Business, other than personnel records of Seller (except to the extent related to Transferring Employees and as permitted by Law), to the extent that such access may reasonably be required by the other Party in connection with or relating to the Business prior to the Closing Date.  Such access shall be afforded upon receipt of reasonable advance notice and during normal business hours, and the requesting Party shall not be responsible for any costs or expenses incurred by them pursuant to this Section 4.7, except for reasonable out-of-pocket expenses incurred by the Party of whom the request was made.  If a Party desires to dispose of any of such books and records prior to the expiration of such seven-year period (or such applicable statute of limitations), it shall, prior to such disposition, give the other Party a reasonable opportunity, at such other Party’s expense, to segregate and remove such books and records as such Party may select.

Section 4.8          Insurance Matters. The Buyer is aware that the Business, Acquired Assets, Assumed Liabilities and Transferring Employees are covered by group insurance policies taken out by the Seller and its Affiliates (each, a “Group Policy”) and that the Business, Acquired Assets, Assumed Liabilities and Transferring Employees will not be covered by such insurance policies after the Closing.  The Seller and the Buyer shall reasonably cooperate to facilitate a smooth replacement of the Group Policies on the Closing Date.  Notwithstanding the foregoing, if, with respect to occurrence-based Group Policies, coverage remains available after the Closing with respect to any acts, facts, circumstances, or omissions occurring prior to the Closing (“Pre-Closing Occurrences”), the Seller will use commercially reasonable efforts, at Buyer’s sole cost and expense, to cause the Buyer to be eligible for coverage under the Group Policy in respect of Pre-Closing Occurrences (to the extent available thereunder).

Section 4.9          Employment Matters. As promptly as practicable after the Closing, Buyer or one of its Affiliates shall provide offers of employment (each, an “Offer Letter”) to each employee listed on Schedule 2.9, on such terms and conditions as it reasonably determines. Such Offer Letter, if accepted, is to be deemed effective as of the Closing Date.

Section 4.10        Notice to Members of Monomoy Properties.

(a)         Promptly following the Closing, and in any event within three Business Days, Seller will provide written notice (the “Redemption Notice”) to the members of Monomoy Properties of the assignment of the Management Agreement and the imposition of property management fees with respect to the assets owned directly or indirectly by Monomoy UpREIT.  The Parties acknowledge and agree that, in connection with such notification, each member of Monomoy Properties, except for Seller, any employees and Affiliates of Seller, will be provided with a one-time opportunity to withdraw its investment from Monomoy Properties without regard to any lockup, gate or other restriction on withdrawal set forth in the operating agreement for Monomoy Properties (all such amounts withdrawn, collectively, the “Redemption Amount”), which must be exercised, if at all, within 15 days of receiving the Redemption Notice.

(b)       Within five Business Days after the expiration of the Adjustment Period, Buyer will provide Seller with a written statement, together with reasonable supporting detail, setting forth (i) the Additional Qualified Capital invested in Monomoy Properties and Monomoy Properties II, respectively, during the Adjustment Period and (ii) the calculation of the Reduction Amount, if any. In the event the Redemption Amount is more than $12,500,000, then the Purchase Price shall be reduced by an amount equal to the Reduction Amount.

(c)         Once the Reduction Amount has been calculated in accordance with Section 4.10(b), such amount, if any, shall be satisfied: (i) first, as an offset against the principal of the Promissory Note; and (ii) second, to the extent the Promissory Note has been repaid in full or the principal is insufficient to satisfy such amount, directly from Seller. Seller will pay or cause to be paid to Buyer, by wire transfer of immediately available funds, the amount of the Reduction Amount for which it is liable pursuant this Section 4.10(c), promptly following the calculation of the Reduction Amount. The dispute procedures set forth in Section 5.5(c) shall apply to any dispute with respect to any offset pursuant to this Section 4.10(c) mutatis mutandis.

Section 4.11          Assignment of Office Lease and Yardi Agreement. Buyer and Seller shall cooperate to effect the transfer and assignment of the OfficeÐease and the Yardi Agreement to Buyer as promptly as practicable after Closing (and in any eventÐithin 30 days of the Closing Date).

ARTICLE V
INDEMNIFICATION

Section 5.1          Indemnification Obligations.

(a)          Subject to the provisions of this Article V, Seller shall defend, indemnify, save and keep harmless Buyer and its Affiliates and their representatives, equityholders, officers, directors, members, agents, beneficiaries, employees, successors and assigns (collectively, the “Buyer Indemnified Parties”) against and from all Damages, sustained or incurred by any of them resulting from or arising out of or by virtue of:

(i)          any inaccuracy in or breach of any representation or warranty made by Seller in this Agreement or any other documents delivered at Closing;

(ii)          any claims, disputes or Actions of Seller related to any action or matter occurring prior to the Closing;

(iii)        any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement or any Ancillary Agreement;

(iv)         any Excluded Asset or Retained Liability; and

(v)          any claim with respect to fraud or intentional misrepresentation by Seller.

(b)          Subject to the provisions of this Article V, Buyer shall defend, indemnify, save and keep harmless the Seller against and from all Damages, sustained or incurred by any of them resulting from or arising out of or by virtue of:

(i)          any inaccuracy in or breach of any of the representations or warranties of Buyer in this Agreement or any other documents delivered at Closing;

(ii)          any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any Ancillary Agreement;

(iii)        any Assumed Liability; and

(iv)        any claim with respect to fraud or intentional misrepresentation by Buyer.

Section 5.2          Claims.

(a)         The Parties intend that all indemnification claims be made as promptly as reasonably practicable by the indemnified party.  Whenever any claim shall arise for indemnification hereunder, the indemnified party shall promptly notify the indemnifying party of the claim in writing and, when known, the facts constituting the basis for such claim (including a copy of such claim if such claim is a Third Party Claim and is in writing).  With respect to claims made by third parties (including a Tax Claim) (each, a “Third Party Claim”), the indemnifying party shall be entitled to assume control of the defense of such Action with counsel reasonably satisfactory to the indemnified party so long as the Third Party Claim, if adversely determined, would not be reasonably likely to materially adversely affect Buyer’s relationships with any customer, employee, landlord or financing source; provided, however, that: (i) the indemnified party shall be entitled to participate in the defense of such claim and to employ counsel at its own expense to assist in the handling of such claim unless representation of the indemnified party’s interests by the indemnifying party’s counsel would involve an actual conflict of interest, in which case the indemnifying party shall pay the expenses of the indemnified party’s counsel; (ii) without the indemnified party’s written consent, the indemnifying party shall not consent to the entry of any Order or enter into any settlement that (A) does not include as an unconditional term thereof the giving by each claimant or plaintiff to the indemnified party a release from all Liability in respect of such claim, (B) would restrict the future activity or conduct of the indemnified party or any of its Affiliates, (C) includes a finding or admission of a violation of Law or violation of the rights of any Person by the indemnified party or any of its representatives or Affiliates, (D) includes a finding or admission that would have an adverse effect on other claims made or threatened against the indemnified party or any of its Affiliates or (E) imposes any monetary liability on the indemnified party that will not be promptly paid or reimbursed by the indemnifying party; and (iii) if the indemnifying party does not assume control of the defense of such claim in accordance with the foregoing provisions within ten days after receipt of notice of the claim, if it has assumed the defense or the indemnifying party fails to adequately defend such claim, or the claim is not a claim as to which the indemnifying party is entitled to assume the defense thereof, then the indemnified party shall have the right to defend such claim in such manner as it may deem appropriate at the cost and expense of the indemnifying party, and the indemnifying party will promptly reimburse the indemnified party for such cost and expense (which cost and expense shall not be included as Damages solely for purposes of calculating whether the limitations on indemnification set forth in Section 5.3(b) has been met).

(b)         The Parties agree to cooperate in defending Third Party Claims and the indemnified party shall provide such reasonable cooperation (at the indemnifying party’s sole cost and expense) and such reasonable access to its books and records as the indemnifying party shall reasonably request with respect to any matter for which indemnification is sought hereunder; and the Parties agree to cooperate with each other in order to ensure the proper and adequate defense thereof.  The Party in charge of the defense of a Third Party Claim shall keep the other Parties fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.  Notwithstanding the foregoing, the indemnified party and the indemnifying party shall use their commercially reasonable efforts to avoid production of confidential information relating to Seller, Buyer, or the Business, including information relating to financial statements, clients, customers, potential clients or customers, employees, suppliers, equipment, designs, drawings, programs, strategies, analyses, profit margins, sales, methods of operation, plans, products, technologies, materials, trade secrets, strategies, prospects or other proprietary information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(c)        With regard to Third Party Claims for which indemnification is payable hereunder, such indemnification shall be paid by the indemnifying party upon the earlier to occur of:  (i) the entry of an Order against the indemnified party and the expiration of any applicable appeal period, or if earlier, ten days prior to the date that the judgment creditor has the right to execute the Order; (ii) the entry of a final determination (to which no timely appeal has been taken) against the indemnified party; or (iii) a settlement of the claim agreed to by the indemnifying party.

(d)        With regard to claims for which indemnification may be payable hereunder which do not involve a Third Party Claim, the indemnified party shall notify the indemnifying party of such claim, specifying the nature of such claim and the amount or the estimated amount thereof to the extent then reasonably feasible.  If the indemnifying party either accepts such claim or does not notify the indemnified party within 30 days after the date of receipt of the claim notice that the indemnifying party disputes such claim, with a reasonably detailed statement of the basis of such position, the amount of such claim shall be conclusively deemed a Liability of the indemnifying party hereunder and such indemnification claim shall be paid promptly by the indemnifying party.

Section 5.3          Limitation on Rights to Indemnification.  The obligations to indemnify pursuant to this Article V are subject to the following limitations:

(a)        An indemnified party shall not be entitled to recover for Damages incurred by the indemnified party unless a claim for such Damages has been asserted by written notice, specifying the details of the alleged claim, and delivered to the indemnifying parties, provided that the indemnification obligation of any indemnifying party in this Article V shall not be affected by the failure of the indemnified party to give notice in accordance herewith unless the indemnifying party is materially prejudiced thereby, in which case the indemnifying party’s Liability shall be reduced by and to the extent of any actual prejudice.

(b)          Notwithstanding anything else to the contrary in this Section 5.2, the Parties acknowledge and agree that:

(i)         except for the right to seek equity relief pursuant to Section 6.12, the indemnification provisions in this Article V are the exclusive remedy for a Party with respect to any breach of representations, warranties and covenants by another Party in this Agreement, except in the case of fraud or intentional misrepresentation;

(ii)        the Seller Parties shall not be required to indemnify the Buyer Indemnified Parties for any claim for indemnification pursuant to Section 5.1(a), as applicable, (other than with respect to Fundamental Representations of Seller or claims of fraud or intentional misrepresentation) unless and until the aggregate amount of Damages arising from or related to all such claims for indemnification exceeds $100,000 (the “Deductible”), at which time the Buyer Indemnified Parties shall be entitled to recover all Damages in excess of the Deductible; and

(iii)        except in the case of fraud or intentional misrepresentation, Seller’s maximum aggregate indemnification obligations to the Buyer Indemnified Parties pursuant to Section 5.1(a)(i) shall not exceed 25% of the Purchase Price.

(c)         Any Damages for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such Damages constituting a breach of more than one representation, warranty covenant or agreement of this Agreement.

(d)         The amount of any Damages for indemnification hereunder shall be calculated net of any amounts actually recovered by the indemnified party for such Damages under any applicable third party insurance policies (excluding self-insurance arrangements) or from any third party alleged to be responsible therefor (the “Collateral Sources”), less the costs and expenses incurred by the indemnified party to collect any such insurance proceeds or other amounts (including reasonable attorneys’ fees and expenses and, in the case of insurance proceeds, any deductibles or self-insured retentions, any increases in premium or any retroactive premium adjustments directly related to obtaining such insurance proceeds) and any Taxes imposed on Buyer or its Affiliates as a result of the receipt of any such insurance proceeds (collectively, the “Recovery Costs”).  The indemnified party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Damages.  If the indemnified party actually receives any amounts from any Collateral Source for any Damages after receiving an indemnification payment from the indemnifying party in respect of such Damages, then to the extent such proceeds, net of Recovery Costs, together with the indemnification payment from the indemnifying party exceeds the Damages incurred, then the indemnified party shall promptly reimburse the indemnifying party for any such indemnification payment up to such excess.

(e)         Each indemnified party shall use commercially reasonable efforts to mitigate any Damages for which such indemnified party seeks indemnification under this Article V, it being understood that any reasonable costs and expenses incurred by such indemnified party in connection with such mitigation shall constitute Damages that may be recovered hereunder.

Section 5.4          Survival.  All covenants and agreements of each Party set forth herein requiring performance after the Closing shall survive the Closing and shall remain in effect until performed or waived.  Further, all representations and warranties in this Agreement or in the exhibits, schedules or certificates delivered pursuant hereto, including the Schedules hereto, and the rights to indemnification hereunder, shall survive the Closing and shall remain in effect for a period of 18 months from the Closing Date; provided, however, that (x) claims under Section 5.1(a)(i) resulting from or arising out of or by virtue of a breach of a representation and warranty set forth in Sections 2.1 (Organization; Due Authorization and Enforceability), Section 2.2 (Consents and Approvals), Section 2.3 (Non-Contravention), and Section 2.4 (Title of Assets) (the “Fundamental Representations”), and (y) claims under Section 5.1(b)(i) resulting from or arising out of or by virtue of a breach of a representation and warranty set forth in Sections 3.1 (Organization; Due Authorization and Enforceability), Section 3.2 (Consents and Approvals) and Section 3.3 (Non-Contravention), shall, in each case, survive for four years from the Closing Date.  The survival period with respect to any indemnification claim timely brought by the indemnified party shall extend beyond the survival period stated herein and shall continue until such claim is resolved.

Section 5.5          Indemnity Payments.

(a)        Subject to Section 5.5(b), Seller (if the indemnified party is a Buyer Indemnified Party) or Buyer (if the indemnified party is Seller) will pay or cause to be paid all amounts payable pursuant to this Article V, by wire transfer of immediately available funds, promptly following receipt from an indemnified party of a written notice, together with all accompanying reasonably detailed back-up documentation, for Damages that are the subject of indemnification hereunder, unless Seller (if the indemnified party is a Buyer Indemnified Party) or Buyer (if the indemnified party is Seller) in good faith disputes such Damages, in which event it will so notify the indemnified party and pay any such Damages not in dispute.  In any event, subject to Section 5.5(b), Seller (if the Indemnified Party is a Buyer Indemnified Party) or Buyer (if the Indemnified Party is Seller) will pay or cause to be paid to the indemnified party, by wire transfer of immediately available funds, the amount of any Damages for which it is liable hereunder no later than three Business Days following any final determination of such Damages and the indemnifying party’s liability therefor.

(b)          Subject to Section 5.5(c), any Damages for which Seller is liable under this Article V shall be satisfied from the following sources, subject to the limitations set forth in this Article V:

(i)          first, until the first (1st) anniversary of the Closing Date, as an offset against the principal of the Promissory Note;

(ii)         second, until the first (1st) anniversary of the Closing Date, to the extent the Promissory Note has been repaid in full or the principal is insufficient to satisfy any Damages for which Seller is liable hereunder, as an offset against the Earnout Payments (if any); and

(iii)        third, directly from Seller.

Notwithstanding the foregoing, Buyer may not seek recovery under clauses (i) and (ii) above unless a claim for indemnification made pursuant Section 5.2 has been finally adjudicated, in whole or in part, in favor of a Buyer Indemnified Party, either as a result of an agreement between Seller and Buyer or a final determination by an Arbitrator pursuant to Section 5.5(c). Buyer may only offset (and accordingly reduce) any payments otherwise due to Seller to theÞxtent not previously paid to Buyer pursuant to this Article V.

(c)        In the event that Seller disputes a demand for offset within thirty (30) Business Days after the demand therefor (a “Dispute Notice”), Buyer and Seller shall undertake, in good faith, to agree on and resolve such dispute.  In the event Buyer and Seller cannot reach an agreement as to the demand for offset within forty-five (45) days from Buyer’s receipt of the Dispute Notice, then the Parties shall submit the dispute to a mutually acceptable, independent arbitrator, or if the Parties cannot agree upon an arbitrator, then each Party shall choose an arbitrator who shall collectively agree upon the arbitrator (in either case, the “Arbitrator”), under the laws of the State of Delaware, for resolution and such resolution will be final and binding on the Parties.  Any and all fees or expenses of the Arbitrator shall be allocated to be paid by Seller and Buyer based upon the portion of the total contested amount that the Arbitrator awards to Buyer, such that Seller is required to pay the percentage of the costs equal to the portion of the contested amount awarded to Buyer, as determined by the Arbitrator, divided by the total contested amount.

Section 5.6          Tax Treatment of Indemnity Payments.  Any payment made pursuant to Section 4.1(e) and any indemnity payment made pursuant to this Article V shall be treated as an adjustment to the Purchase Price for all Tax purposes, except to the extent otherwise required by applicable Law.

ARTICLE VI
MISCELLANEOUS

Section 6.1     Expenses.  Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated herein shall be borne by the party incurring such costs or expenses.

Section 6.2     Notices.  All notices, requests, demands and other communications provided for hereunder shall be in writing and directed to each applicable Party at the address set forth hereafter or at such other address as to which such party may inform the other parties in writing in compliance with the terms of this Section 6.2:

If to Seller:
Imperial Capital Asset Management, LLC
10100 Santa Monica Boulevard Suite 2400
Los Angeles, CA 90067
Phone: (310) 246-3700
Email:  mmartis@imperialcapital.com and twiench@imperialcapital.com
Attn:  Mark Martis
CC:  Todd Wiench

with a copy to (which shall not constitute notice):
Paul Hastings LLP 515 South Flower Street Twenty-Fifth Floor Los Angeles, CA 90071 Phone: (213) 683-6000 Email: azwickel@paulhastings.com Attn: Arthur L. Zwickel

If to Buyer:	c/o Great Elm Capital Management, Inc. 800 South Street, Suite 230 Waltham, MA 02453 Phone: (617) 375-3006 Email: akleinman@greatelmcap.com Attn: Adam Kleinman with a copy to (which shall not constitute notice):
Shearman & Sterling LLP
2828 North Harwood Street, 18th Floor
Dallas, TX 75201
Phone: (214) 271-5856
Email: alain.dermarkar@shearman.com and michael.walraven@shearman.com
Attention:  Alain Dermarkar and Michael Walraven

Notices shall be deemed properly delivered and received when (a) if personally delivered, upon receipt thereof, (b) if sent by a nationally recognized commercial overnight courier for delivery on the next Business Day, on the first Business Day after deposit with such courier for delivery, (c) the date sent if delivered by email so long as such notice and communication is furnished to a nationally recognized commercial overnight courier for next Business Day delivery or (d) if sent by registered or certified mail, return receipt requested, five Business Days after deposit thereof in the United States mail.

Section 6.3         Successors and Assigns; Third Party Beneficiaries.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.  No Party shall assign any of its rights or obligations hereunder without the prior written consent of the other Parties and any such purported assignment in violation of this Agreement shall be null and void; provided, however, that Buyer may, without such consent, (a) assign any or all of its rights pursuant to this Agreement to one or more of its Affiliates, provided, however, that Buyer shall remain responsible for Buyer’s indemnification obligations pursuant to Article V or (b) assign any of its rights pursuant to this Agreement (in whole or in part) to any subsequent purchaser of all or substantially all of the assets or equity (whether via merger, unit purchase or otherwise) of Buyer.  Nothing in this Agreement, express or implied, confers upon any Person other than the Parties, the Buyer Indemnified Parties and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 6.4        Entire Agreement; Amendment.  This Agreement and all Schedules hereto, together with the Ancillary Agreements, constitute the entire agreement among the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings.  The Parties may not amend, modify or supplement this Agreement, except in such manner as may be agreed upon in writing signed by all Parties.

Section 6.5          Waiver, Discharge, etc.  This Agreement may not be released, discharged or modified except by an instrument in writing signed by or on behalf of each of the Parties.  The failure of a Party to enforce any provision of this Agreement shall not be deemed a waiver by such Party of any other provision or subsequent breach of the same or any other obligation hereunder.  No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 6.6       Governing Law.  This Agreement, and the validity, construction, interpretation, effect and enforcement thereof, shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of Law.

Section 6.7       Jurisdiction; Waiver of Jury Trial.

(a)      EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN SECTION 5.2(d) HEREOF, ANY CLAIM OR ACTION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY PARTY HEREIN, SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE FEDERAL DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK OR STATE COURTS OF NEW YORK THAT ARE LOCATED IN NEW YORK COUNTY, NEW YORK.  EACH PARTY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, RETURN RECEIPT REQUESTED, TO SUCH PARTY’S ADDRESS SET FORTH IN SECTION 6.2, SUCH SERVICE TO BECOME EFFECTIVE THREE DAYS AFTER SUCH MAILING.

(b)         EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES TO THE EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS AGREEMENT.

Section 6.8         Counterparts; Electronic Signature.  “PDF” transmissions of any executed original document or retransmission of any executed “PDF” transmission shall be deemed to be the same as the delivery of an executed original.  At the request of any Party, the other Party shall confirm “PDF” transmissions by executing duplicate original documents and delivering the same to the requesting Party.  This Agreement may be executed in any number of counterparts and by the Parties in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement.

Section 6.9        Severability.  Any portion of this Agreement that a court of competent jurisdiction shall determine to be void or unenforceable for being against public policy, or for any other reason, shall be deemed to be severable from this Agreement and shall have no effect on the other covenants or provisions in this Agreement.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 6.10          Headings; General Interpretative Principles.  The headings in the sections of this Agreement are inserted for convenience only and shall not constitute a part hereof or affect the meaning or interpretation hereof.  The Parties intend that each representation, warranty, covenant and agreement contained in this Agreement shall have independent significance.  If any Party has breached any representation, warranty, covenant or agreement contained in this Agreement in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, covenant or agreement.  Unless the context otherwise requires, (a) all references to Articles, Sections or Schedules are to Articles, Sections or Schedules in this Agreement, (b) each accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP, (c) words in the singular or plural include the singular and plural, and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (d) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if”, (e) all references to “$” or dollar amounts are to lawful currency of the United States of America, (f) the word “including” shall mean “including without limitation”, (g) the word “or” is not exclusive and is deemed to have the meaning “and/or,” (h) where a date or time period is specified, it will be deemed inclusive of the last day in such period or the date specified, as the case may be and (i) references herein (A) to a Contract, instrument or other document means such Contract, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (B) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

Section 6.11        Specific Performance.  Each of the Parties acknowledges and agrees that a violation of any of the terms of this Agreement will cause the other Parties irreparable injury for which adequate remedy at Law is not available.  Accordingly, subject to the limitations herein, each of the Parties will be entitled to specific performance, injunction, restraining Order or other equitable relief, without the posting of any bond, to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in addition to any other remedy to which they may be entitled at Law or equity.

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have duly executed or caused this Agreement to be executed as of the date first written above.

BUYER:

GREAT ELM CAPITAL MANAGEMENT, INC.

By:	/s/ Adam Kleinman
Name: Adam Kleinman
Title: Chief Operating Officer

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, the Parties have duly executed or caused this Agreement to be executed as of the date first written above.

SELLER:

IMPERIAL CAPITAL ASSET MANAGEMENT, LLC
/s/ Mark Martis
Name:	Mark Martis
Title:	Chief Operating Officer

[Signature Page to Asset Purchase Agreement]

Exhibit A
Definitions

As used in this Agreement, the following terms have the meanings set forth below:

“Acquired Assets” has the meaning set forth in Section 1.1.

“Action” means any judicial, administrative or arbitration action, charge, suit, proceeding (public, private, civil or criminal), cause of action, examination, demand, hearing, claim, complaint, inquiry, dispute, audit, or investigation, in each case by or before any Governmental Entity.

“Additional Qualified Capital” means the amount of additional capital invested in Monomoy Properties or Monomoy Properties II, as applicable (in each case, excluding any investments made by GEG, any of its Subsidiaries, their respective employees, officers and directors and any of their respective Affiliates (other than any of the foregoing who are also employees, officers or directors of Seller)), during the Adjustment Period.

“Adjustment Period” means a period six months commencing on the Closing Date.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made.  For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.  With respect to any natural Person, “Affiliate” will include such Person’s descendants, such Person’s grandparents, any descendants of such Person’s grandparents, such Person’s spouse, domestic partner or any other individual sharing a residence with such Person, the grandparents of such Person’s spouse, domestic partner or other individual and any descendants of the grandparents of such Person’s spouse, domestic partner or other individual (in each case, whether by blood, adoption or marriage).

“Agreement” has the meaning set forth in the preamble.

“Allocation Statement” has the meaning set forth in Section 1.5(c)(i).

“Ancillary Agreements” means the Assignment and Assumption Agreement, the Bill of Sale, the Services Agreement, the Promissory Note, and the Employment Agreements and the Offer Letters, each to be delivered at the Closing pursuant to the terms of this Agreement.

“Assignment and Assumption Agreement” has the meaning set forth in Section 1.7(a)(ii).

“Assumed Contracts” has the meaning set forth in Section 1.1(c).

“Assumed Liabilities” has the meaning set forth in Section 1.3.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 2.1.

“Benefit Plan” shall mean (a) any “employee benefit plans” as defined in Section 3(3) of ERISA to the extent related to the Transferring Employees or (b) any other bonus, incentive, severance, salary continuation, change in control, deferred compensation, hospitalization or other medical, restricted unit, unit purchase, pension, life or other insurance, profit-sharing or retirement plan, program, policy, contract, fund or arrangement and each other employee benefit plan, program, policy, contract, fund or arrangement of Seller (written or oral) with respect to the Transferring Employees, and any trust, escrow, or similar agreement related thereto, whether or not funded, in respect of any Transferring Employee that is sponsored or maintained by Seller, or with respect to which Seller has made or is required to make payments, transfers or contributions, or with respect to which Seller reasonably expects to incur any direct or indirect liability, whether contingent or otherwise, with respect to the Transferring Employees.

“Bill of Sale” has the meaning set forth in Section 1.7(a)(i).

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day (other than a Saturday or Sunday) on which banks in New York, New York are permitted under applicable Law to be open and transact business.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Indemnified Parties” has the meaning set forth in Section 5.1(a).

“Cash” means, without duplication, the sum, as of immediately prior to the Closing, of any cash on hand, cash in bank, deposits in transit, or other accounts (net of outstanding checks), readily marketable securities and other cash equivalent liquid assets of any nature as of such date, determined in accordance with GAAP.

“Closing” has the meaning set forth in Section 1.6.

“Closing Date” has the meaning set forth in Section 1.6.

“Code” means the Internal Revenue Code of 1986.

“Collateral Sources” has the meaning set forth in Section 5.3(d).

“Confidential Information” has the meaning set forth in Section 4.4(a).

“Consent” means any consent, approval, authorization, action, exception, exemption, waiver or other Order of, action by, filing registration, designation or declaration with, or notification to any Governmental Entity or other Person.

“Contracts” means all agreements, contracts, leases and subleases, purchase orders, arrangements, commitments and licenses, franchises, letters of intent, understandings, memoranda of understanding, promises, obligations, rights, instruments, documents, indentures, mortgages, deeds of trust, loans, bids, proposals and other similar arrangements whether written or oral, as amended.

 “Contractual Obligations” means, with respect to any Person, any Contract or other document or instrument, to which or by which such Person is a party or otherwise subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Damages” shall mean all damages (including reasonably foreseeable consequential damages) incurred with respect to demands, claims, actions or causes of action, assessments, losses, actual damages, costs, Taxes, expenses, Liabilities, judgments, awards, fines, sanctions, penalties, charges and amounts paid in settlement, and including reasonable attorneys’, accountants’, investigators’, and experts’ fees and expenses, sustained or incurred in connection with the defense or investigation of any claim, and specifically not including any punitive damages unless any punitive damages are paid or payable in respect of any Third Party Claims for which any Party is obligated to provide indemnification in accordance with the terms of this Agreement.

“Debt” means, as of any date of determination, without duplication, all Liabilities of Seller for or in respect of (a) all Liabilities for borrowed money, including the principal, accreted value, accrued and unpaid interest, unpaid fees or expenses and other monetary Liabilities or other interest-bearing indebtedness, whether current or funded, secured or unsecured, (b) all Liabilities evidenced by a note, bond or debenture, (c) all Liabilities for deferred purchase price of any property or services, (d) all Liabilities created or arising under any conditional sale or other title retention agreement with respect to property acquired, including any “earnout” or similar payments or any noncompete payments, (e) all Liabilities secured by a purchase money mortgage or other Encumbrance to secure all or part of the purchase price of property subject to such mortgage or Encumbrance, (f) all Liabilities under leases which will have been or should be, in accordance with GAAP, recorded as capital leases, (g) all Liabilities in respect of bankers’ acceptances, letters of credit or similar credit transactions, (h) all Liabilities secured by Encumbrances on property acquired, whether or not such Liabilities were assumed at the time of acquisition of such property, (i) any off balance sheet financial Liabilities in the nature of indebtedness, including synthetic leases and project financing, (j) the face value of any surety bonds, performance bonds or security deposits, (k) breakage or similar costs for interest rate hedges or early termination of any of the Liabilities of a type reflected above, (l) all Liabilities of a type referred to above which are directly or indirectly guaranteed by Seller or which Seller has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss and (m) the aggregate amount of any accrued interest, accreted value, breakage costs, prepayment premiums or penalties related thereto, unpaid fees or other costs or expenses associated with the prepayment or termination of any Debt.

“Deductible” has the meaning set forth in Section 5.3(b)(ii).

“Earnout Payments” has the meaning set forth in Section 1.6(a).

“Employment Agreements” means the employment agreements, by and between Buyer or one of its Affiliates and each of Chris Macri and Paul Alotta.

“Encumbrance” means, with respect to any property or asset, any lien, pledge, charge, claim, encumbrance, security interest, option, mortgage, easement, or deed of trust, hypothecation, assignment, preemptive purchase right, or other adverse claim of any kind in respect of such property or asset.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Taxes” means, without duplication, (a) any Taxes of, or imposed on, Seller or any of its Affiliates for any taxable period, (b) any Taxes that relate to, or are attributable to, the Acquired Assets or the Business for any Pre-Closing Tax Period, (c) any Taxes that relate to, or are attributable, to the Excluded Assets for any taxable period, (d) any Taxes imposed on, or that otherwise become a liability of Buyer or any Affiliate of Buyer, as a result of the Transactions under any common law doctrine of de facto merger or transferee or successor liability or otherwise by operation of Law, including Section 6901 of the Code or any similar provision of state, local or foreign Law related to successor or transferee liability and (e) 50% of any Transfer Taxes in accordance with Section 4.1(a).

“Fundamental Representations” has the meaning set forth in Section 5.5.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied throughout the periods indicated.

“GECC” means Great Elm Capital Corp., a Maryland corporation.

“GECC Common Stock” means the common stock, par value $0.01, of GECC.

“GEG” means Great Elm Group, Inc., a Delaware corporation.

“GEG Common Stock” means the common stock, par value $0.001, of GEG.

“Governmental Entity” any (a) government, agency, governmental department, commission, court, arbitration panel or instrumentality of the United States of America or any foreign country or any domestic or foreign state, municipality or other political subdivision in or of any of the foregoing, (b) court, tribunal, agency, branch, bureau, instrumentality, regulatory commission or other entity exercising executive, legislative, judicial, regulatory, police, taxing or administrative functions of or pertaining to government, or (c) any arbitration tribunal or other non-governmental authority with applicable jurisdiction.

“Group Policy” has the meaning set forth in Section 4.8.

“Initial Allocation Statement” has the meaning set forth in Section 1.5(c)(i).

“Investment Agreement” has the meaning set forth in the Recitals.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, network equipment, data communication lines and all other computerized or information technology equipment.

“Knowledge of Seller” or “Seller’s Knowledge” means those facts that are known with a reasonable duty of inquiry by Jason Reese, Mark Martis, Chris Macri or Paul Alotta.

“Law” means any provision of any federal, state, local, foreign, international, municipal or administrative order, constitution, law, common law and the law of equity, ordinance, license, permit, regulation, rule, Order, code, plan, statute or treaty of and the departmental or regulatory policies and guidelines of, a Governmental Entity.

“Liabilities” means any and all debts, liabilities and obligations of any kind, whether accrued or not accrued, known or unknown, asserted or unasserted, matured or unmatured, conditional or unconditional, patent or latent, liquidated or unliquidated, determined or determinable, absolute or contingent, due or to become due, written or oral, whenever or however arising (including, whether arising out of any Law or Contract, or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto, including any Liability for Taxes.

“Management Agreement” has the meaning set forth in the Recitals.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that, individually or in the aggregate, is materially adverse to or has a materially adverse effect on (a) the Acquired Assets, results of operations or condition (financial or otherwise) of the Business or (b) the ability of Seller to consummate the Transactions or perform its obligations under this Agreement; provided, however, that with respect to clause (a), “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Business operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action expressly required to be taken by this Agreement; (vi) any natural or man-made disaster or acts of God, including but not limited to SARS‑CoV‑2 or any variants thereof; or (vii) any failure by the Business or Seller to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, further, that with respect to clauses (i), (ii), (iii), (iv) or (vi) such matters will be considered to the extent that they disproportionately affect the Business as compared to similarly situated businesses.

“Monomoy Properties” has the meaning set forth in Section 2.6(f).

“Monomoy Properties II” has the meaning set forth in the Recitals.

“Monomoy REIT” has the meaning set forth in the Recitals.

“Monomoy UpREIT” has the meaning set forth in the Recitals.

“Non-Assigned Contract” has the meaning set forth in Section 4.3(b).

“Offer Letter” has the meaning set forth in Section 4.9.

“Office Lease” means that certain Commercial Lease and Deposit Receipt in respect of 295 Seven Farms Drive, Charleston SC, Suite 204 by and between Imperial Capital Asset Management, LLC and Seven Farms Road, LLC, with a commencement date of April 1, 2021.

“Order” means any decision, judgment, injunction, award, order, ruling, charge, writ or decree (including a consent decree) that is issued by a Governmental Entity or any settlement agreement or arbitration award.

“Ordinary Course” means the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount) that the Seller provided in relation to ownership and operation of the Acquired Assets.

“Party” has the meaning set forth in the Preamble.

“Permitted Encumbrances” means mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common law or statutory Encumbrances arising or incurred in the Ordinary Course and not securing any amount that is past due

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

“Pre-Closing Occurrences” has the meaning set forth in Section 4.8.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Promissory Note” means that certain unsecured Promissory Note, substantially in the form attached hereto as Exhibit B, issued by Buyer to Seller pursuant to Section 1.5(b)(ii).

“Purchase Price” has the meaning set forth in Section 1.5(a).

“Recovery Costs” has the meaning set forth in Section 5.3(d).

“Redemption Amount” has the meaning set forth in Section 4.10(a).

“Redemption Notice” has the meaning set forth in Section 4.10(a).

“Reduction Amount” means an amount equal to (a) the quotient of (i) (A) the Redemption Amount, minus (B) $12,500,000, minus (C) the Additional Qualified Capital, if any, divided by (ii) the net asset value of Monomoy REIT as of March 31, 2022, multiplied by (b) the Purchase Price. For illustrative purposes, if the Redemption Amount is $30,500,000, then the Reduction Amount would be $1,000,000, calculated as follows: $30,500,000 minus $12,500,000, equals $18,000,000 (assuming solely for the purposes of this example the net asset value of Monomoy REIT as of March 31, 2022 is $180,000,000), which is then divided by $180,000,000, and such quotient is multiplied by the Purchase Price, equaling $1,000,000.

“Restricted Business” has the meaning set forth in Section 4.6(d).

“Restricted Period” has the meaning set forth in Section 4.6(b).

“Restrictive Covenants” has the meaning set forth in Section 4.6(e).

“Retained Liabilities” has the meaning set forth in Section 1.4.

“Schedules” means collectively the disclosure schedule to this Agreement.

“SEC” means the Securities and Exchange Commission

“SEC Reports” means all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto.

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning set forth in the Preamble.

“Straddle Period” means a Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means with respect to any Person, a corporation, partnership, joint venture, association, limited liability company or other entity of which such first Person owns, directly or indirectly, more than 50% of the outstanding voting securities or other ownership interests.

“Tax Claim” has the meaning set forth in Section 4.1(b).

“Tax Returns” means all reports, returns, schedules, elections, forms, declarations, claims for refunds and information returns or statements relating to any Taxes, including any schedule or attachment thereto and including any amendment thereof.

“Taxes” means any federal, state, local or foreign income, commercial activity, gross receipts, margins, sales, use, ad valorem, net worth, value added, real or personal property, franchise, profits, inventory, capital stock, license, withholding, payroll, employment or unemployment, disability, environmental, social security (or similar), excise, severance, stamp, occupancy, registration, premium, windfall profits, customs duties, transfer, estimated, alternative or add-on minimum, payment in lieu of or other tax of any kind whatsoever, or other like assessment or charge to any relevant Governmental Entity, including any interest, penalties, fines or additions to tax imposed in respect of the foregoing, whether disputed or not.

“Territory” shall mean the United States.

“Third Party Claim” has the meaning set forth in Section 5.2(a).

“Transactions” means the purchase and sale of the Acquired Assets and the other transactions contemplated by this Agreement and the Ancillary Agreements.

“Transfer Taxes” means all transfer Taxes (including documentary, sales, use, stamp, duty, recording, registration, titling, re-titling and other similar non-income Taxes or charges (including any penalties, interest and additions thereto)) payable as a result of the Transactions.

“Transferring Employees” means employees who have accepted Offer Letters from Buyer or one of its Affiliates.

“Yardi Agreement” means that certain SaaS Subscription Agreement, effective as of December 14, 2017, by and between Seller and Yardi Systems, Inc.